Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows (in thousands):

	Six months ended June 30, 2018	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$9,455	$245,931	$78,225	$43,124	$(45,321)	$(440,859)
Interest expense and other	82,388	65,467	63,399	57,894	62,919	5,748
Portion of rents representative of the interest factor(1)	10,156	14,834	11,994	13,480	35,516	38,850

	101,999	$326,232	$153,618	$114,498	$53,114	$(396,261)
Fixed charges:
Interest expense, including amount capitalized	$82,388	$67,062	$74,624	$73,603	$85,361	$8,886
Portion of rents representative of the interest factor(1)	10,156	14,834	11,994	13,480	35,516	38,850

	$92,544	$81,896	$86,618	$87,083	$120,877	$47,736

Ratio of earnings to fixed charges(2)	1.10x	3.98x	1.77x	1.31x	—	—

(1)	33% of rental expense
(2)	For 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997, respectively, primarily as a result of operating losses.